SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Relações com Investidores
Embratel Participações S.A.
Av. Presidente Vargas 1012 - 10ºAndar, V
Centro
20.071 -910 Rio de Janeiro – RJ
Tel: (21) 2121-9662 & 2121-6474
Fax: (21) 2121-6388

CT.FIN-60 n.º 024/2006	Rio de Janeiro, May 10, 2006.

Free Translation

Comissão de Valores Mobiliários – CVM
Presidência
Rua Sete de Setembro 111 - 32º andar
Rio de Janeiro - RJ

Att.: Sr. Alexandre Lopes de Almeida
Gerente de Acompanhamento de Empresas 2

Ref.: CVM Letter - Ofício/CVM/SEP/GEA-2/Nº 0184/06 of May 09, 2006

Dear Sir:

In response to CVM’s Letter - Ofício CVM/SEP/GEA-2/ N.º 0184/06, dated 09/05/2006, attached is the explanation provided by this Company’s controlling shareholder.

We are at your disposal should you request any further information.

Sincerely,

Isaac Berensztejn
Investor Relations Director

Rio de Janeiro, May 10, 2006.

To
Embratel Participações S.A.

Att: Mr. Isaac Berensztejn

Ref: Process of Cancellation of Registration – Letter (CVM/SEP/GEA-2 no. 184/06)

Gentlemen,

In order to make it possible for you to answer the Letter in reference, please find attached hereto the opinions of our attorneys, Xavier, Bernardes, Bragança Advogados and of Mr. Luiz Leonardo Cantidiano, Esq., wherein they state it is legally feasible to hold the tender offer for purposes of canceling the registration of Embrapar as a publicly-held company, pursuant to paragraph 4 of article of Law no. 6.404/76.

We are at your disposal for any necessary clarifications.

Sincerely,

(signature)
Telmex Solutions Telecomunicações Ltda.

Rio de Janeiro, May 5th, 2006

To TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.
Rua Regente Feijó no. 166 – 16th floor, suite 1687-C
Centro, Rio de Janeiro, RJ
ZC 20060-060

Att: Mr. Carlos Henrique Moreira

Ref: Tender Offer for Acquisition of Shares of Embratel Participações S.A.

Gentlemen,

Following our conversations, this letter is to confirm the opinions already expressed by our law firm with regard to the possibility of carrying out a tender offer for purchase of all of the outstanding shares of Embratel Participações S.A. (“Embrapar”) for the purpose of pursuing the cancellation of the registration (listing) of Embrapar as a publicly-held company ( the “Offer”).

Said opinions entailed the analysis of the text set forth in Article Five of the share purchase agreement executed between the former controlling shareholder of Embrapar and the Federal Union, which took place at the time of conclusion of the company’s privatization process, dated August 4, 1998 (the “Contract”), especially its items 5.1.8 and 5.1.9. Such contractual provisions establish that:

“5.1 The BUYER and its eventual successors, under any title, including as a result of a later assignment and transfer of COMMON SHARES, in accordance with the laws in force, are obligated, solidarily, in an irrevocable and irreversible manner, to strictly perform the following special obligations, without prejudice to those provided for in the NOTICE, including the exercise, for such purpose, of its right to vote in the General Shareholders Meetings of the COMPANY, in order to:

(...)

5.1.8 – give continuance to the registration process of the COMPANY for trading its securities in stock exchanges, before the Comissão de Valores Mobiliários and stock exchanges, in accordance with CVM Instruction no. 202 of May 6, 1993, in addition to having approved the program of Depositary Receipts of preferred shares of the COMPANY, as provided for in Resolution CMN no. 1927 of May 27 of 1992, in the North American market;

5.1.9 keep the COMPANY, once registered, as a publicly-held company, with its registrations referred to in item 5.1.8 always up-to-date.”

As we can see from item 5.1.9 above, its wording is unclear with regard to its true effects. Consequently, it has raised doubts relative to the extent of its application.

However, it is our opinion that said contractual clause does not have the effect, under any event whatsoever, of restricting the right of the controlling shareholder of Embrapar to carry out the tender offer for purposes of canceling the registration of the company as a public company, for the reasons explained ahead:

I - OPINION OF MR. LUIZ LEONARDO CANTIDIANO, ESQ.

First, it is important to note that the matter was discussed with Mr. Luiz Leonardo Cantidiano, former president of CVM, who participated intensely, as counselor to the federal government, in the privatization process of the TELEBRÁS System which resulted in the privatization of Embrapar.

After analyzing the issue, Mr. Cantidiano expressed categorically his opinion on the feasibility of holding the Tender Offer, as per his opinion attached hereto.

II – OUR CONSIDERATIONS ON THE POSSIBILITY OF HOLDING THE TENDER OFFER

As stated above, in our opinion, the contractual provision transcribed above does not have the effect of restricting the right to delist Embrapar or of preventing the Tender Offer from taking place.

(a) If one were to apply the most simple method of interpretation, which involves the literal interpretation of the text, it would be impossible to come to the conclusion reached by a few that the obligation therein established is that the company must be kept perpetually as a publicly-held company. If such construction were to prevail, the contractual provision in question would contain two distinct obligations, i.e. (i) to keep it as a publicly-held company and (ii) to keep the registrations of the company always up-to-date.

The point is that the expression “as a publicly-held company” is inserted in the clause between commas, not followed by any conjunction or punctuation that could indicate the intention of construing such expression in an isolated manner or together with any other expression. This expression is, thus, loose and without any link to the initial part of the provision, which contemplates an infinitive – “keep”- or with the final portion of the provision – “registrations up-to-date”. In this regard, grammatically and considering the punctuation of the sentence, the expression “as a publicly-held company” best serves to characterize an appositive, together with the expression “once registered”. It is not reasonable, in the structure of the analyzed contractual provision, to link the expression “as a publicly-held company” to the verb “keep” in an isolated matter, indicating the existence of another obligation, considering that, for such purpose, it would require the insertion of the conjunction “and” after the end of the expression “as a publicly-held company”.

Furthermore, in view of the absence of clarity of the provision, one must interpret it in the least burdensome manner for he who undertook it. In this context, it is much more reasonable to interpret that there is an error of punctuation (i.e. the inclusion of an equivocated comma after the word “registered”) than that there exists a double obligation, especially considering the lack of the conjunction “and”, which is a fundamental element to recognize the existence of two obligations in section 5.1.9 of the Contract.

(b) Examining the contractual rule and taking into account the systematic process of interpretation, the non-existing obligation of keeping the company public is more obvious. In point, when interpreting the text systematically, applying the laws in force, as well as the other rules set forth in Article Five of the Contract, one could never conclude that the intent was to prohibit the cancellation of the registration of Embrapar as a publicly-held company.

First, it is important we point out that, in accordance with the laws in force, there is no (nor was there at the time of execution of the Contract) legal prohibition to the cancellation of the registration of Embrapar and of the other privatized companies in those days. The process of cancellation of the registration of publicly-held companies was the object of recent regulations, with the promulgation of Law no. 10.303/01 and of CVM Instruction no. 361/02, and neither one of them contains any restriction to the possibility of canceling the registration of Embrapar and of the other privatized companies.

Additionally, the provision in question does not prohibit, whether implicitly or explicitly, the cancellation of Embrapar as a publicly-held company. It simply indicates, in a clear manner, the obligation of, once the registration of the company as a publicly-held company is consummated, keeping its registrations – once obtained - up-to-date. This is the existing obligation and derived from the condition of Embrapar being a publicly-held company.

Likewise, not one of the regulations or laws that governed the privatization process of TELEBRÁS ever contained any provision that prevented the cancellation of the registration of the acquired companies as public companies. The only rule in force then was the privatization notice, which was consolidated in the Contract and which is the object of our comments in this memorandum.

In this regard, we stress that Law no. 9.472 of July 16 of 1997, which established the basis of the privatization of the telecommunications sector, at no time, not even in its Book IV (“Restructuring and De-nationalization of Federal Telecommunications Companies”) foresaw the obligation of the new controlling shareholder of a denationalized telecommunications company having to keep it registered as a publicly-held company.

One cannot state there was omission on the part of bill drafter with regard to this alleged obligation, in as much as such bill drafter was express in restricting other corporate transactions, which do not include any obligation of never delisting. As an example, we mention articles 194, sole paragraph and 2002, caput and § 1. The first prohibits the new controlling shareholder from merging or amalgamating the company provider of fixed switched telephone services with a mobile cellular service company. The second article, in turn, prohibits the transfer of control of the concessionaries who carry on business in different areas of the general plan of grants.

Finally, and still within the criterion of systematic interpretation, the rule set forth in item 5.1.9 must be examined from the standpoint of Article Five as a whole, that is, in a contextualized manner. Article Five contemplates special obligations of the controlling shareholder of Embrapar, in its capacity as successor of the initial controlling shareholder, such obligations which, by their special nature, must be submitted to restrictive interpretation, that is, they may only be effective to the extent and within the strict limit of the text that created them. If there is no rule prohibiting the cancellation of the registration as a publicly-held company, then, in the same manner and also on the same grounds, one cannot construe the text of item 5.1.9 as having created an obligation that is not provided for therein.

In sum, item 5.1.9 must be read as a sequence of item 5.1.8, in the sense that, once the obligation provided for in item 5.1.8 was complied with, the provisions of item 5.1.9 came into force, forcing the controlling shareholder to cause the company to keep its registrations as a publicly-held company up-to-date, while it remained in such condition. Thus, it is an obligation derived from another, that is, once the registrations were concluded, the controlling shareholder was required to keep them always up-to-date.

(c) Applying the logical process of interpretation, the conclusion will not be in any way different, especially when considering that there is no rule prohibiting the merger of Embrapar into another company or the purchase of additional number of shares of the company by the controlling shareholder.

In point, what would be the logic of creating an obligation of keeping the company as a public company without there being, for example, a restriction to the merger of such company with another? If the obligation were indeed to keep the company as a publicly-held company, such obligation would be preceded by the obligation of keeping the company’s existance, since, otherwise, it would be impossible for it to remain publicly-held. The possibility of merger of companies that exploit telecommunications services is expressly foreseen in the General Law of Telecommunications, which only requires the prior approval of ANATEL for such purpose.

Similarly, what would be the logic of the alleged obligation in question, if such obligation is not combined with other restrictive rules, which justify its constitution, such as, for example, fixing the number of shares the controlling shareholder could acquire or the establishment of minimum rules of liquidity for the shares of the company? By logical reasoning, if the controlling shareholder is permitted to acquire additional quantities of shares and, in certain cases, required to make tender offer to acquire all of the shares, what would be the logical grounds to demand that the company remain everlastingly as a public company?

Law no. 6.404/79 and CVM Instruction no. 361/02 contain cogent rules on the holding of public tender offers by the controlling shareholder in the event of increase of its equity interest. Equally, CVM Instruction no. 361/02 expressly foresees the possibility of the controlling shareholder making voluntary offers for purchase of additional quantities of shares, involving up to the totality of the shares outstanding. Where is the logic in having a company be publicly-held and with all the registrations at CVM in full force and effect when all of its capital stock is held by the controlling shareholder? Such fact would imply only in unnecessary costs and bureaucratic procedures absolutely pointless for companies under such conditions.

Thus, by also applying this interpretative method, the interpretation that item 5.1.9 obligates the controlling shareholder to keep its company eternally public is unacceptable for lack of any purpose or logical grounds.

III – PRECEDENTS INVOLVING OTHER PRIVATIZED COMPANIES

It is important that we emphasize here that our opinion is shared by others, since there have been other transactions involving companies also derivative of the TELEBRÁS privatization process, which had their registrations as publicly-held companies cancelled (or are in the process of cancellation), particularly:

(i) Tele Centro Oeste Celular Participações S.A. (“TCO”) – According to the material fact anounced on December 4, 2005, within the sphere of its corporate restructuring, the company would become a wholly-owned subsidiary of Telesp Celular Participações S.A. (currently under the name of “Vivo Participações S.A. – VIVO”) and, consequently, its registrations at CVM, BOVESPA and the New York Stock Exchange would be cancelled. Said merger was approved in the Extraordinary Shareholders Meeting of TCO held on 02/22/2006. Consequently, on March 29, 2006, VIVO announced to the market that the conversion of TCO into a wholly-owned subsidiary had been approved. Finally, on the Extraordinary and Ordinary Shareholders Meeting held on 04/12/2006, TCO decided to adapt its by-laws to its new capacity as a wholly-owned subsidiary of VIVO, approving, among other matters, (i) the cancellation of its preferred shares; and (ii) the cancellation of articles relative to the Board of Directors, which ceased to exist as of such date. The shares of TCO have already been withdrawn from the market.

(ii) Tele Sudeste Celular Participações S.A. (“TSE”) and Tele Leste Celular Participações S.A. (“TLE”) – According to the relevant fact published on December 4 of 2005, TSE and TLE would be merged into Telesp Celular Participações S.A. (currently under the name of “Vivo Participações S.A. - VIVO”) and extinguished. Such merger was approved by the Extraordinary Shareholders Meeting of TSE and of TLE held on February 22, 2006. As reported in the material fact announced on March 29, 2006, both TSE and TLE were already extinguished by merger into VIVO. Thus, said companies will soon be seeking the cancellation of their registrations.

(iii) Tele Nordeste Celular Participações S.A. (“TNE”) - In the Special GSM of 08/19/2004, TNE approved its merger into Tele Celular Sul Participações S.A. (currently under the name of “TIM Participações S.A. –TIM”). On 10/15/2004 its registration was cancelled by CVM.

IV- CONCLUSION

Thus, by any interpretative method one adopts and, further, taking into account the existence of precedents where companies resulting from the privatization of the TELEBRÁS System had or are in the course of having, for different reasons, their registrations as public-held companies cancelled, we confirm our opinion with regard to the legal feasibility of holding the Offer and, upon its conclusion, seeking the cancellation of Embrapar as a publicly-held company.

Sincerely,

(signature)
Alberto de Orleans e Bragança
Xavier, Bernardes, Bragança Sociedade de Advogados

Rio de Janeiro, RJ, May 5th, 2006

Mr. Alberto Orleans e Bragança, Esq.
Xavier, Bernardes e Bragança, Sociedade de Advogados
Av. Rio Branco, nº 1 – 14th floor

Dear Alberto,

I refer to our telephone conversation of yesterday, when you requested my opinion on the extent of the obligation undertaken in the contract, executed with the Federal Union (in August, 1998), by a company that came to acquire the shareholding control of one of the companies sold under the telecommunication companies privatization plan, drafted as follows: “5.1.9 – maintain the COMPANY, after its registration, as a publicly-held company, ensuring that the registrations referred to in item 5.1.8 above are always kept up-to-date”.

I have been asked whether said obligation, of special nature (established in Article Five of said contract), undertaken by the purchaser of the shares, prevents making the decision of canceling the registration of the company (the control of which was, at that time, the object of alienation) as a publicly-held company, before the Securities Exchange Commission –CVM.

My answer to this question, as given earlier to you over the telephone, is negative, for the reasons I explain below.

First, I wish to emphasize that, at the time of execution of said contract, filings of the issuer of the stock - object of the alienation – for registration as a publicly-held company were already in course at CVM and the Stock Exchange (as expressly mentioned in item 5.1.8 of the referred instrument) and, pursuant to such item (5.1.8) the purchaser undertook the obligation of continuing the registration processes.

In the subsequent item, as a consequence of being granted the registrations that were then being sought, the purchaser undertook to, upon the registrations being granted, keeping them up-to-date.

In my opinion, the analysis of the wording of item 5.1.9 of the contract cannot be made on its own, rather must be examined together with the provisions of the immediately preceding item since the obligations to do (a “facere”), then undertaken, were complementary; i.e. carry on the process of registration of the company at CVM and the Stock Exchange and, upon receiving such registrations, keep them up-to-date.

In spite of the fact that the wording of item 5.1.9 of the contract is not quite clear – which could lead the interpreter to construe, if a mere literal analysis were made of the text, that the purchaser of the stock was undertaking an obligation of always keeping the issuer of the purchased stock as a publicly held company – I am confident in stating that the purchaser of the shares then sold was not waiving, with that contractual provision, the exercise, at its convenience and as assured in law, of its right to seek, when it should so consider convenient, the cancellation of said registration.

This is my opinion because, first, the referred contract does not contain any express rule forbidding a future filing of request for cancellation of said registration. In this regard, furthermore, I wish to stress that were any such prohibition to exist in the contract – which, I repeat, did not occur – it would violate a multitude of principles of the laws in force, including the opinion of CVM on this subject matter.

In point, the instructions of CVM, in harmony with the legal provisions in force, do not prohibit the possibility of a publicly-held company requesting the cancellation of its registration.

The regulating agency, alike the law, since it expressly admits the possibility of a listed company seeking to be withdraw from the market, limits itself to establishing mechanisms that prevent the controlling shareholders of the company from deciding unilaterally to cancel its registration as a public company, setting forth requisites that must be complied with in order for said cancellation to be granted.

I recall that Resolution CMN no. 436/77, when it determined that all companies registered at the Central Bank of Brazil (in compliance with Resolution CMN no. 88/68) were considered automatically registered at CVM, made it clear that Companies could not be granted the cancellation of a registration prior to CVM having issued the conditions the companies had to satisfy first before being granted the cancellation.

The stock exchange regulating agency issued Instruction CVM nº 03/78 – which was the first time it dealt specifically with the process of cancellation of registration of a publicly-held company – at the same time that it published Explanatory Note CVM no. 8, where it also stressed the need for imposing certain requisites in order to grant the cancellation of the registration, so as to ensure investors were protected, verbatim:

“Every publicly-held company has at some given moment in time raised monies from the savings of the population, by using a market mechanism made available by the State.

The investor, when applying its savings in a company, expects that it will be able to trade in the market the securities it receives and that the company will disclose to the public all information necessary regarding its investment, whatever its value.

This expectation of the investor cannot be reverted by simple will of the controlling shareholders of the company or by its own administrators. It is necessary that minority shareholders be protected by way of options to sell their shares for a convenient price or through a mechanism that provides to a relevant minority shareholding the power to block the cancellation of the registration”.

Truth is that CVM never once sought to prohibit the possibility of any publicly-held company having its registration cancelled once the requisites set forth in the regulations in force were satisfied.

Furthermore, law no. 6.404/76 (with the amendments introduced by law nº 10.303/01), in its art. 3, paragraph 4, expressly allows the registration of a publicly-held company to be cancelled if a public tender offer is made for acquisition of all of the outstanding shares, provided that all rules of CVM issued in this regard are observed.

Subsequently, CVM issued Instruction CVM nº 361/02 (which regulates, among other matters, the procedure applicable for launching tender offers for acquisition of shares for purposes of cancellation of the registration as a publicly-held company), but did not impose any rule preventing it from analyzing an application for cancellation, rather simply limited itself to establishing, in its article 16, that

“Art. 16. The cancellation of the registration as a publicly-held company will only be granted by CVM if it is preceded by a Tender Offer for Acquisition for purposes of cancellation of registration, filed by the controlling shareholder or by the public company itself, and provided that the object of the filing include all the shares in issue of the company, observing the following requisites:

I – the price offered must be fair, in the manner established in §4 of art. 4 of Law 6.404/76, and must take into consideration the appraisal referred to in § 1 of art. 8; and II – shareholders owners of more than 2/3 (two-thirds) of the outstanding shares must either accept the Tender Offer or expressly agree with the cancellation of the registration; outstanding shares, solely for this purpose, mean the shares whose owners expressly agree with the cancellation of the registration or qualified to participate in the Tender Offer auction, in the manner set forth in art. 22”.

Since any acts performed by CVM must comply, necessarily, with legal rules and regulations in force, CVM is thus required to (a) receive the application of registration of tender offer made for purpose of the offeror pursuing the cancellation of the registration of the company as a publicly-held company, as well as (b) grant the cancellation requested provided that all established requisites are satisfied.

Therefore, to the extent there is no prohibition (whether by law or regulation) to filing at CVM the application for cancellation of the registration of a publicly-held company, item 5.1.9 of the stock purchase agreement, submitted to my analysis, must be interpreted in accordance with that which I stated earlier: the obligation provided for therein is to maintain up-to-date the registration that was to be granted by CVM to the process which, at the time, was in course before the securities market regulatory agency, especially when considering that the seller of the shares (the Federal Union) would accrue no special benefit with the imposition of a supposed (and non-existent) prohibition, valid forever, of maintaining said registration.

Finally, and even if one could construe otherwise the provisions of item 5.1.9, holding that the purchaser of the shares (and, hence, its eventual successor) is obligated, forever, to maintain the registration of the issuer of the shares – object of the alienation – as a publicly-held company, it is my opinion that breach of any such obligation (a facere, as I previously stated) must be settled within the sphere of the contract then executed by the parties, without the affected party being entitled to seek its specific performance.

Much less may CVM, in such situation - which I describe here only for the sake of argument – shirk its duty of receiving the request for cancellation of the registration, to be made by the purchaser of the shares (or by its successor), or of granting such application once the requisites set forth in the regulations in force are satisfied.

Sincerely,

LUIZ LEONARDO CANTIDIANO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.